Exhibit 99.1

Ninetowns Internet Technology Group Company Limited Announces

Extraordinary General Meeting of Shareholders

BEIJING, April 29, 2014 —Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on May 29, 2014, at 10:00 a.m. (Hong Kong time), at 22nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, to consider and vote on, among others, the proposal to authorize and approve the previously announced agreement and plan of merger, dated January 29, 2014 (the “Merger Agreement”), among the Company, Ninetowns Holdings Limited (“Parent”) and Ninetowns Merger Sub Limited (“Merger Sub”) and the plan of merger to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix I to the Merger Agreement (“Plan of Merger”) and the transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on the NASDAQ Global Market and the American depositary shares program for the ADSs would be terminated. A special committee of the board of directors of the Company (the “Special Committee”), composed solely of directors unrelated to the buyer consortium which will own 100% of the Company if the Merger is completed (the “Consortium”), unanimously determined that the terms of the transactions contemplated by the Merger Agreement, as a whole, are procedurally fair to the Company’s unaffiliated shareholders and unaffiliated ADS holders, but did not formally reach a conclusion on the substantive fairness of any aspect of the proposed transactions. The Special Committee unanimously determined, among other things, that it is in the best interests of the Company and its unaffiliated shareholders and unaffiliated ADS holders to enter into the Merger Agreement, and that the Merger, the Merger Agreement and the Plan of Merger be submitted by the Company to its shareholders for their approval at the EGM, without the Special Committee recommending approval (or recommending disapproval) of the Merger, the Merger Agreement or the Plan of Merger by the Company’s shareholders. The Company’s board of directors, after carefully considering all relevant factors, including the unanimous determination and recommendation of the Special Committee, unanimously determined, among other matters, that it is in the best interests of the Company and its unaffiliated shareholders and unaffiliated ADS holders to enter into the Merger Agreement and that the Merger, the Merger Agreement and the Plan of Merger be submitted by the Company to its shareholders for their approval at the EGM. In addition, the Company’s board of directors (which, after excluding the Company’s independent directors who were present but abstained from voting, consisted only of Mr. Shuang Wang, the chief executive officer of the Company, and Mr. Kin Fai Ng, a senior vice president and company secretary of the Company, both of whom are members of the Consortium), after carefully considering all relevant factors, including the unanimous determination and recommendation of the Special Committee, recommended that the shareholders vote FOR, among other matters, the proposal to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on May 16, 2014 will be entitled to vote at the EGM and any adjourned or postponed meeting thereof. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on April 2, 2014. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Ninetowns (NASDAQ: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Contacts:

Investor Relations (Beijing)

Daisy Wang

IR Manager

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9904

daisywang@ninetowns.com

Investor Relations (U.S.)

Roland Tomforde

Managing Director

Taylor Rafferty

+1 (212) 889 4350

ninetowns@taylor-rafferty.com